Exhibit 99(31)

Seaton Settlement

SETTLEMENT AND POLICY BUYBACK AGREEMENT AND RELEASE
BETWEEN CONGOLEUM CORPORATION AND
SEATON INSURANCE COMPANY

This Settlement and Policy Buyback Agreement and Release (“Agreement”) is hereby made as of January 29, 2010, by and between CONGOLEUM CORPORATION (“Congoleum”), a debtor-in-possession under Chapter 11 of the U.S. Bankruptcy Code, and SEATON INSURANCE COMPANY, in its own right and as the successor in interest to Unigard Mutual Insurance Company (“Seaton”).
RECITALS
WHEREAS, Unigard Mutual Insurance Company (hereinafter “Unigard Mutual”) issued the Subject Policy (as defined herein) to Congoleum Corporation;
WHEREAS, Seaton Insurance Company is the successor to Unigard Mutual Insurance Company’s assets and liabilities;
WHEREAS, Seaton is subject to an Order of Supervision (Order No. 08-112) issued by the Rhode Island Department of Insurance;
WHEREAS, Congoleum has been and may in the future be subject to Asbestos-Related Claims (defined below) that Congoleum contends are covered by the Subject Policy; and
WHEREAS, Congoleum and Seaton disagree with respect to whether and the extent to which coverage is afforded by the Subject Policy for Asbestos-Related Claims; and
WHEREAS, Congoleum and Seaton are parties to a lawsuit styled Congoleum Corporation v. ACE American Insurance Company, et al., docket number MID-L-8908-01, pending in the Superior Court of New Jersey, Law Division, Middlesex County (the “Coverage Litigation”), in which Congoleum has asserted claims against Seaton, among other insurers, and Seaton has defended against such claims and asserted one or more counterclaims; and

WHEREAS, on December 31, 2003, Congoleum filed its voluntary petition for relief under Chapter 11 of the Bankruptcy Code (defined below), commencing the Chapter 11 Case (defined below); and
WHEREAS, Congoleum continues to operate its business and to manage its properties as a debtor-in-possession under the Bankruptcy Code; and
WHEREAS, Seaton has objected to plans of reorganization proposed by Congoleum in the Chapter 11 Case; and
WHEREAS, Congoleum and Seaton, without either admitting in any way the validity of the positions or arguments relating to facts or law advanced by the other, wish to compromise and resolve any and all issues between them regarding the Subject Policy and to terminate any and all further obligations between them arising under or relating to the Subject Policy; and
NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and intending to be legally bound hereby, Congoleum and Seaton hereby agree as follows:
I.           Definitions
As used in this Agreement, the following terms shall have the following meanings:
1.1           “Approval Motion” means a motion or motions, as the case may be, to be filed by Congoleum pursuant to Bankruptcy Rule 9019 requesting the Approval Order.

1.2           “Approval Order” means an order of the Bankruptcy Court entered in the form of Exhibit 1 hereto, or in a substantially similar form otherwise mutually agreeable to the Parties, approving this Agreement.
1.3           “Asbestos-Related Claims” means any and all Claims arising out of, caused by, or related to, in whole or in part, directly or indirectly, the manufacture, supply, sale, handling, fabrication, distribution, installation, storage, existence, presence, repair, use, or removal of asbestos or asbestos-containing products or material, or any act or omission that results or is alleged to result in the exposure or potential exposure to asbestos or asbestos-containing material (alone or in combination with any other dust, mineral, fiber, substance, or material), including, without limitation, any such Claims arising out of actual, threatened, or alleged exposure to asbestos (alone or in combination with any other dust, mineral, fiber, substance, or material), seeking the removal, repair, abatement, or replacement of asbestos or asbestos-containing material, arising out of the alleged failure to produce an asbestos-free product, and/or based on or arising out of any theory of liability or basis of recovery based upon, growing out of, or related to asbestos.
1.4           “Bankruptcy Code” means the Bankruptcy Reform Act of 1978, as codified in Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., as now in effect or hereafter amended.
1.5           “Bankruptcy Court” means the United States Bankruptcy Court for the District of New Jersey, or such other court as may have jurisdiction over the Chapter 11 Case, including the United States District Court for the District of New Jersey.

1.6            “Chapter 11 Case” means that Chapter 11 case of Congoleum, captioned In re Congoleum, et al., Case No. 03-51524 (KCF), commenced in the United States Bankruptcy Court for the District of New Jersey and now pending in the United States District Court for the District of New Jersey.
1.7           “Claim” means any past, present, or future claim, demand, action, cause of action, suit or liability of any kind or nature whatsoever, whether at law or in equity, known or unknown, direct or indirect, asserted or unasserted, anticipated or unanticipated, accrued or unaccrued, fixed or contingent, which has been or may be asserted by or on behalf of any Person, whether seeking damages (including but not limited to compensatory, punitive or exemplary damages) or equitable, mandatory, injunctive, or any other type of relief, including without limitation crossclaims, counterclaims, third-party claims, suits, lawsuits, administrative proceedings, notices of liability or potential liability, arbitrations, actions, rights or causes of action.  Claim also includes “claim” as defined in 11 U.S.C. § 101(5) and “demand” as defined in 11 U.S.C. § 524(g)(5).
1.8           “Committee” means the Official Committee of Unsecured Asbestos Claimants appointed by the United States Trustee in the Chapter 11 Case and/or any other official committee appointed by the United States Trustee in the Chapter 11 Case.

1.9           “Congoleum Entities” means Congoleum and:
a.      All of its past and present direct and indirect subsidiaries, affiliates, and predecessors, successors (including, without limitation, any reorganized company or other successor to Congoleum under the Plan), and assigns; and
b.      All of the respective employees, officials, shareholders, representatives, agents, principals, attorneys, officers, and directors, solely in their capacities as such, of the entities encompassed by subparagraph (a) above.
1.10           “Coverage Litigation” means the lawsuit styled Congoleum Corporation v. ACE American Insurance Company, et al., Docket No. MID-L-8908-01, pending in the Superior Court of New Jersey, Law Division, Middlesex County.
1.11            “Execution Date” means the date as of which this Agreement shall have been executed by all of the Parties.
1.12           “Final Order” means an order or judgment of the Bankruptcy Court or other court of competent jurisdiction, as entered on the docket in the Chapter 11 Case or on appeal therefrom, the operation or effect of which has not been stayed or reversed and as to which such order or judgment (or any revision, modification, or amendment thereof) the time to appeal or seek review, rehearing, or certiorari has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending, or, in the event that an appeal, writ of certiorari, or reargument, rehearing or reconsideration thereof has been sought, such order shall have been affirmed by the highest court to which such order was appealed, or certiorari has been denied or from which reargument, rehearing or reconsideration was sought, and the time to take any further appeal, petition for certiorari, or move for reargument, rehearing or reconsideration shall have expired, and no such further appeal, petition for certiorari, or motion for reargument, rehearing or reconsideration shall have been filed.

1.13           “Insurance Coverage Claim” means any Claim by any Person for indemnification, contribution, ultimate net loss, defense, defense costs, subrogation, reimbursement, payment of any sum or performance of any obligation under any provision of the Subject Policy, arising out of or related to, in whole or in part, any Claim of any nature against the Congoleum Entities that gives rise to or potentially gives rise to coverage under the Subject Policy, including but not limited to Claims asserted against Congoleum for actual, potential, or alleged bodily injury, emotional distress, sickness, disease, or the fear or apprehension thereof, property damage, environmental impairment, economic loss, breach of fiduciary duty, personal injury, contractual liability, loss, or negligence.
1.14           “Parties” means Congoleum and Seaton.
1.15           “Person” means an individual, a corporation, a partnership, an association, a proprietorship, a trust, or any other entity or organization, as well as any federal, international, foreign, state, or local governmental or quasi-governmental entity, body, unit, or political subdivision or any agency or instrumentality thereof.
1.16           “Plan” means a plan of reorganization proposed by Congoleum in the Chapter 11 Case.

1.17           “Seaton Entities” means the following individuals or entities, solely to the extent of their rights or obligations under or in connection with the Subject Policy:
a.      Seaton, Unigard Mutual, and all of their past and present direct and indirect parents, subsidiaries, affiliates, and predecessors, successors, and assigns; and
b.      All of the respective employees, shareholders, representatives, agents, principals, attorneys, officers, and directors, solely in their capacities as such, of the entities encompassed by subparagraph (a) above.
1.18           “Section 524(g)” means 11 U.S.C. § 524(g).
1.19           “Section 524(g) Injunction” means an injunction in the Chapter 11 Case pursuant to Section 524(g) of the Bankruptcy Code that permanently enjoins all Persons from taking any legal action for the purpose of directly or indirectly collecting, recovering, or receiving payment or recovery from the Seaton Entities with respect to any Claim that under the Plan is to be paid in whole or in part by the Trust created in connection with the Plan and that arises out of or in connection with the Subject Policy.
1.20           “Settlement Amount” means Two Million Seventy-Five Thousand U.S. Dollars ($2,075,000.00) in immediately available funds.
1.21           “Subject Policy” means policy number 1-0682 issued by Unigard Mutual to Congoleum for the policy period February 16, 1973 to May 19, 1975.
1.22           “Trust” means the trust created under the Plan that conforms to the description of a “trust” set forth in Section 524(g)(2)(B)(i) of the Bankruptcy Code.

II.           Settlement Amount
2.1           In settlement and full and final accord and satisfaction of all disputes between the Parties, and subject to all of the terms and conditions contained in this Agreement, Seaton shall pay the Settlement Amount in full to Congoleum within thirty (30) calendar days after the Execution Date.
2.2           Contemporaneously with the entry of the Approval Order, Seaton shall be deemed to have purchased from Congoleum, and Congoleum shall be deemed to have sold, conveyed, assigned, transferred and delivered to Seaton, all interests of Congoleum in and under the Subject Policy, free and clear of any Claims and/or interests of all Persons pursuant to Section 363(f) of the Bankruptcy Code and the Approval Order.
2.3           The Settlement Amount shall be used only in connection with the payment of Asbestos-Related Claims or the processing and administration of Asbestos-Related Claims.  The Settlement Amount shall be held by Congoleum in a separate, segregated, and non-commingled interest-bearing account until such time as the Approval Order is entered and becomes a Final Order, and upon confirmation of a plan of reorganization, the Settlement Amount shall be transferred to the Plan Trust or as otherwise provided in the Plan.  Upon dismissal or conversion of the Chapter 11 Case, the Settlement Amount shall be used only in connection with the payment of Asbestos-Related Claims or the processing and administration of Asbestos-Related Claims.
III.           Bankruptcy Court Approval
3.1           This Agreement, and the Parties’ obligations hereunder, are conditioned on approval by the Bankruptcy Court and entry of the Approval Order.

3.2           Congoleum will use its reasonable commercial efforts to obtain the Approval Order, and Seaton will use its reasonable commercial efforts to assist Congoleum in obtaining the Approval Order.  On and after the Execution Date, Seaton will take no action, file no pleading or otherwise oppose any motion, application, request for relief or Plan in the Chapter 11 case unless such action, motion, request, application or Plan being opposed is in breach of Congoleum’s obligations under this Agreement; provided, however, that Seaton shall have the right to file its own objections and to join in objections to confirmation to the Plan filed by other parties, if the Approval Order has not been entered by the date on which such action is required by the Bankruptcy Court; provided, however, that any such objections shall be withdrawn upon entry of the Approval Order.
3.3           Congoleum shall use its reasonable best efforts to include a Section 524(g) Injunction in any Plan, and any Plan including a Section 524(g) Injunction shall identify Seaton as a party receiving the benefits of said injunction; provided, however, that a Section 524(g) Injunction is neither a condition nor a requirement of this Agreement.  Pursuant to Section 105(a) of the Bankruptcy Code and in aid of the effectuation of the free-and-clear sale of Congoleum's rights, title and interests in and under the Subject Policy, the Approval Order shall enjoin all Persons from asserting any interests of any kind or nature with respect to the Subject Policy against Seaton and its property and assets, including the Subject Policy
3.4           The provisions of the Agreement, other than this Section 3.4, Section 9.4, Section 9.5, Section 9.8, and the definitions of terms used therein, shall be null and void if the Approval Motion is denied by Final Order or the entry of the Approval Order is reversed by Final Order on appeal.  Without limiting the scope of the preceding sentence, the release provisions and the purchase and sale pursuant to Section 363(f) shall be deemed null and void.  Within five (5) business days after such denial or reversal, Congoleum shall repay the Settlement Amount to Seaton.  The Parties shall thereafter be permitted to reinstate any Claim, motions, objections, discovery or proofs of claim dismissed or withdrawn pursuant to Paragraphs 4.3 and 4.4 below, and any statute of limitation or repose shall be deemed to have been tolled during the period between the Execution Date and said reinstatement.
IV.           Mutual Release and Dismissals
4.1           Effective upon the entry of the Approval Order, Congoleum, for itself and (solely to the extent that Congoleum has the right, power, and authority so to bind them) on behalf of the Congoleum Entities, remises, releases, acquits, and fully and forever discharges Seaton and the Seaton Entities from any and all duties, obligations, damages, costs, fees, deductibles, retentions, premiums, accountings, interest charges, payments, setoffs, debts, accounts, Insurance Coverage Claims, and Claims of every kind, nature, and description, known or unknown, asserted or unasserted, arising or alleged to have arisen or which may hereafter arise out of or in connection with the Subject Policy, including but not limited to any Claims arising from, relating to, or involving Asbestos-Related Claims, any Claims that were or could have been brought in the Coverage Litigation, any Claims arising from, relating to, or involving the handling of Claims against Congoleum or the defense or trial of Claims against Congoleum, and any Claims for attorneys’ fees, costs, bad faith, fraud, unfair competition, unfair insurance claims practices, breach of contract, breach of duty of good faith and fair dealing, violation of insurance statute or regulation, or extracontractual or tort liability of any kind, type, or description.  The foregoing release shall not include, apply to, impair, or affect the Parties’ rights and obligations set forth in this Agreement, their rights and obligations under any policy of insurance other than the Subject Policy, or Congoleum’s rights and obligations under any settlement agreement it has entered or may enter into with any past or present insurer party in the Coverage Action other than Seaton.

4.2           Effective upon the entry of the Approval Order, Seaton, for itself and (solely to the extent that Seaton has the right, power, and authority so to bind them) on behalf of the Seaton Entities, remises, releases, acquits, and fully and forever discharges Congoleum and the Congoleum Entities from any and all duties, obligations, damages, costs, fees, deductibles, retentions, premiums, accountings, interest charges, payments, setoffs, debts, accounts, Insurance Coverage Claims, and Claims of every kind, nature, and description, known or unknown, asserted or unasserted, arising or alleged to have arisen or which may hereafter arise out of or in connection with the Subject Policy, including but not limited to any Claims arising from, relating to, or involving Asbestos-Related Claims, any Claims that were or could have been brought in the Coverage Litigation, any Claims arising from, relating to, or involving the handling of Claims against Congoleum or the defense or trial of Claims against Congoleum, and any Claims for attorneys’ fees, costs, bad faith, reverse bad faith, fraud, unfair competition, unfair insurance claims practices, breach of contract, breach of duty of good faith and fair dealing, violation of insurance statute or regulation, or extracontractual or tort liability of any kind, type, or description.  The foregoing release shall not include, apply to, impair, or affect the Parties’ rights and obligations set forth in this Agreement or their rights and obligations under any policy of insurance other than the Subject Policy.
4.3           Within five (5) business days after the Execution Date, Congoleum and Seaton shall file a joint notice dismissing, without prejudice and without costs, any and all Claims against each other in the Coverage Litigation.  Nothing herein shall be construed to impair the right of the Congoleum Entities or the Seaton Entities to assert or pursue any Claim not released by Sections 4.1 and 4.2 of this Agreement.

4.4            (a) Within five (5) business days after the Approval Order has become a Final Order, Congoleum and Seaton shall jointly seek amendment of the dismissal of the Claims in the Coverage Litigation referred to in Section 4.3 of this Agreement to reflect that the dismissal of the Claims between them in the Coverage Litigation is with prejudice and without costs; (b) Within five (5) business days after entry of the Approval Order, Seaton shall withdraw without prejudice any motions, objections, proofs of claim, or discovery filed or served in the Chapter 11 Case; and (c) Within five (5) business days after entry of the Approval Order, Congoleum shall withdraw without prejudice any motions, objections, or discovery filed or served in the Chapter 11 Case solely to the extent such motions, objections, appeals, or discovery relate to Seaton.
4.5           In furtherance of their express intent to fully, forever, and irrevocably release and discharge each other for all Claims, including, without limitation, Insurance Coverage Claims, known and unknown, from the beginning of time until the end of time to the extent set forth in Sections 4.1 and 4.2 of this Agreement, the Parties expressly waive any and all rights they may have under any contract, statute, code, regulation, ordinance or the common law which may limit or restrict the effect of a general release as to Claims, including, without limitation, Insurance Coverage Claims, that Congoleum and Seaton do not know or suspect to exist in their favor at the time of the execution of this Agreement.
4.6           With respect to the mutual releases set forth in Sections 4.1 and 4.2 of this Agreement, the Parties acknowledge that they have been advised by their respective legal counsel and are familiar with the provisions of Section 1542 of the California Civil Code, which provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of the executing of the release which if known by him or her must have materially affected his or her settlement with the debtor.

The Parties hereto expressly agree that this settlement and release shall be given full force and effect according to each and all of its express terms and provisions, including those dealing with unknown and unsuspected claims, and causes of action, and the Parties expressly waive any and all rights under Section 1542 of the California Civil Code or under any other federal or state law of similar effect.  The Parties further agree that this reference to the California Civil Code shall not give rise to any argument that California law applies to this Agreement or the disputes resolved pursuant hereto.
V.           Representations and Warranties of Congoleum
5.1           Congoleum hereby warrants and represents that it is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, and that it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations contemplated by this Agreement, subject to the entry of the Approval Order.
5.2           Congoleum hereby warrants and represents that the execution and delivery of this Agreement by Congoleum and the performance by Congoleum of the obligations contemplated by this Agreement have been approved by duly authorized representatives of Congoleum and by all other necessary corporate actions on the part of Congoleum.  This Agreement constitutes the valid and binding agreement of Congoleum, subject to the approval of the Bankruptcy Court.
5.3           Congoleum hereby warrants and represents that it has expressly authorized its undersigned representative to execute this Agreement on Congoleum’s behalf as its duly authorized agent.

5.4           Congoleum hereby warrants and represents that this Agreement has been executed and delivered in good faith, pursuant to arm’s-length negotiations, and for valuable consideration.
5.5           Congoleum hereby warrants and represents that it has not assigned the Subject Policy.  Congoleum covenants that it will not in the future assign the Subject Policy or Insurance Coverage Claims as they relate to the Subject Policy to any Person without the prior written consent of Seaton.
5.6           Congoleum, based on the knowledge of its representatives executing this Agreement and after inquiring of its outside counsel representing Congoleum in the Coverage Litigation, hereby represents that it has conducted a reasonable and diligent search and is not aware of any policies issued by Unigard Mutual or Unigard Security Insurance Company (“Unigard Security”) to Congoleum other than the Subject Policy.
VI.           Representations and Warranties of Seaton
6.1           Seaton hereby warrants and represents that it is a corporation duly organized, validly existing, and in good standing under the laws of the State of Rhode Island,  that it is the successor in interest to Unigard Mutual and Unigard Security, and that it has the requisite power and authority to enter into this Agreement and to perform its obligations contemplated by this Agreement.
6.2           Seaton hereby warrants and represents that its execution and delivery of this Agreement and its performance of the obligations contemplated by this Agreement have been approved by its duly authorized representatives, by the Rhode Island Department of Insurance, and by all other necessary corporate actions on the part of Seaton.  This Agreement constitutes the valid and binding agreement of Seaton.

6.3           Seaton hereby warrants and represents that it has expressly authorized its undersigned representative to execute this Agreement on its behalf as its duly authorized agent.
6.4           Seaton hereby warrants and represents that this Agreement has been executed and delivered in good faith, pursuant to arm’s-length negotiations, and for valuable consideration.
6.5           Seaton hereby warrants and represents that it has not assigned the Subject Policy.  Seaton convenants that it will not in the future assign the Subject Policy  to any Person without the prior written consent of Congoleum.
6.6           Seaton, based on the knowledge of its representatives executing this Agreement and after inquiring of its outside counsel representing Seaton in the Coverage Litigation, hereby represents that it has conducted a reasonable and diligent search and is not aware of any policies issued by Unigard Mutual or Unigard Security to Congoleum other than the Subject Policy.
VII.           Actions Involving Third Parties/Reduction of Judgment
7.1           Except as otherwise provided in this Section 7.1, Seaton shall not seek reimbursement of any payments made or obligated to be made under this Agreement or otherwise, whether by way of a claim for contribution or subrogation, or otherwise, from any Person other than its reinsurers in their capacity as such.  Congoleum shall use its reasonable commercial efforts to obtain from all insurers with which it settles an agreement similar to that set forth in the preceding sentence; provided, however, that notwithstanding anything to the contrary herein, the failure of Congoleum to obtain such an agreement from any other insurer with which it settles shall not constitute a breach of this Agreement.

7.2           Notwithstanding Section 7.1, and solely in the event that Seaton does not receive the protection of an injunction pursuant to Section 105 of the Bankruptcy Code and any Section 524(g) Injunction that might be entered, Seaton may file a cross-complaint or counterclaim against any Person that has first asserted a claim seeking reimbursement for any payment that it has paid or is required to pay, whether by way of a claim for contribution and/or subrogation or otherwise, against any of the Seaton Entities in connection with any Claims released pursuant to Section 4.1 of this Agreement; provided, however, that, to the extent Seaton recovers any amount in respect of such cross-complaint or counterclaim from such third party, the proceeds of such recovery shall be paid by Seaton pursuant to the instruction of Congoleum or the Trust (as the case may be), after Seaton is fully reimbursed from such proceeds for reasonable fees, costs, expenses, and all other sums incurred in prosecuting, defending against, and disposing of such claim.  For the avoidance of doubt, any payment of such proceeds pursuant to Congoleum’s or the Trust’s instructions shall not reduce or count towards Seaton’s obligation to pay the Settlement Amount.
7.3           Solely in the event that Seaton does not receive the protection of an injunction pursuant to Section 105 of the Bankruptcy Code and any Section 524(g) Injunction that might be entered, if any insurer of Congoleum obtains a final judgment or any final binding arbitral award that such insurer is entitled to obtain a sum certain from Seaton  as a  result of a Claim for contribution, subrogation, indemnification, reimbursement, or other similar Claim against Seaton for Seaton’s alleged share or equitable share of the defense and/or indemnity of Congoleum with respect to any Claims released pursuant to Section 4.1 of this Agreement, Congoleum shall voluntarily reduce its final judgment or award against such other insurer(s) to the extent necessary to eliminate such contribution, subrogation or indemnification Claim against Seaton.

VIII.           Cooperation
8.1           In the event that any proceedings are commenced by any Person other than the Parties to invalidate all or any part of this Agreement, the Parties agree to cooperate fully in opposition to such proceedings.  The Parties further agree to take whatever action is necessary to effectuate the intent of the Agreement.
8.2           The Parties shall attempt in good faith to promptly resolve through negotiation any dispute between them arising out of this Agreement.  In the event that they are unable to do so, the Bankruptcy Court shall have exclusive and continuing jurisdiction to resolve all disputes concerning the interpretation and enforcement of this Agreement and any other documents executed in connection with this Agreement.
8.3           Seaton shall use its reasonable commercial efforts to comply with reasonable requests from Congoleum or the Trust for documents and other information required by Congoleum or the Trust in connection with any insurance claims, arbitrations, or litigation related to the Settlement Amount and/or payment of the Settlement Amount, this Agreement, or the Asbestos-Related Claims.
8.4           Congoleum shall use its reasonable commercial efforts to comply with reasonable requests from Seaton for documents and other information required by Seaton in connection with any reinsurance claims, arbitrations, or litigation relating to the Settlement Amount and/or payment of the Settlement Amount, this Agreement, or the Asbestos-Related Claims.
8.5           Congoleum shall, at Seaton’s sole expense, take such action and execute and deliver any and all further instruments and documents, including, without limitation, a bill of sale in form and substance reasonably acceptable to Seaton, evidencing the sale of Congoleum’s rights and interests in and under the Subject Policy to Seaton, that are reasonable and necessary for the purpose of implementing and giving full force and effect to, the provisions of this Agreement and the Approval Order.

IX.           Miscellaneous
9.1           This Agreement, including Exhibit 1 hereto, constitutes the entire agreement and understanding between the Parties and supersedes all prior communications or negotiations between the Parties and their representatives regarding the matters contained in this Agreement.  Except as expressly set forth in this Agreement, there are no representations, warranties, promises, or inducements, whether oral, written, expressed, or implied, that in any way affect or condition the validity of this Agreement or alter its terms.  This Agreement may be amended only by a subsequent written instrument executed by both of the Parties hereto.
9.2           Each Party agrees to take such steps and to execute such documents as may be reasonably necessary or proper to carry out and effectuate this Agreement.
9.3           If any provision of this Agreement or any portion of any provision of this Agreement is determined to be null and void or unenforceable by any court or tribunal having jurisdiction, then such provision or portion of the provision shall be considered separate and apart from the remainder of this Agreement, and this Agreement shall otherwise remain in full force and effect.  Notwithstanding the foregoing, the provisions in this Agreement regarding the Settlement Amount, the entry of the Approval Order, and the effectiveness of the releases in Section 4.1 and 4.2 shall not be severable from this Agreement.

9.4           This Agreement and statements by the Parties relating to the formation of, participation in, and implementation of this Agreement are not intended to be, nor shall they be construed as, admissions of any duties, rights, or obligations, if any, arising under, and/or related to, any policies of insurance including but not limited to the Subject Policy, and shall not be used in any proceeding as evidence of their respective rights, duties or obligations under and in relation to any policy of insurance or to support an argument that Seaton approved, endorsed, or supported the Plan or any of the Plan documents; provided, however, that this restriction shall not apply to any proceeding between the Parties in connection with or related to the interpretation, validity, enforcement, or breach of this Agreement.  By entering into this Agreement, neither Congoleum nor Seaton has waived or shall be deemed to have waived any rights, obligations, or positions it or they have asserted or may in the future assert in connection with any matter, insurance policy, or Person outside the scope of this Agreement.  The Parties specifically disavow any intention to create rights in third parties (other than rights specifically conferred upon the Congoleum Entities, the Seaton Entities, or other Persons by this Agreement) under or in relation to this Agreement.  Congoleum’s interests in and under any policy of insurance other than the Subject Policy shall not be affected by this Agreement.
9.5           This Agreement is not a contract of insurance, and neither Congoleum nor Seaton will be entitled to have any wording of this Agreement construed against the other Party based on any contention as to which of the Parties drafted the language in question.
9.6           Neither this Agreement nor the rights and obligations set forth herein shall be assigned without the prior written consent of the other Party, which consent shall not be unreasonably withheld; provided, however, that this shall not prohibit any assignment by any of the Parties by merger, consolidation, operation of law or to a Person who succeeds to all or substantially all of such Party’s assets including, without limitation, assignment to a  Trust; provided further, however, that the terms of this Agreement shall be binding upon any such assignee.

9.7           Section titles or headings contained in this Agreement are included only for ease of reference and shall have no substantive effect.
9.8           All communications, negotiations, or discussions leading up to the execution of this Agreement and all related discussions and negotiations shall be deemed to fall within the protection afforded to settlements or compromises by Rule 408 of the Federal Rules of Evidence and any similar state law provisions, and the Parties agree that any such communications, negotiations or discussions shall remain confidential, inadmissible as evidence or for any other purpose, and not subject to discovery.  Notwithstanding the foregoing, it is understood that a Party may be required to disclose such information: (i) pursuant to a valid subpoena or other valid court process; (ii) at the express direction of any legally authorized government agency; (iii) as otherwise required by law or regulation; or (iv) to reinsurers.  With respect to requests for disclosure made in connection with (i)-(iii), the Party shall notify the other Parties as soon as practicable, and shall use reasonable commercial efforts to obtain a protective order or other appropriate remedy.  Unless compliance with the foregoing provisions of this Section 9.8 is waived, or in the event a protective order or other appropriate remedy is not obtained in connection with (i)-(iii), the Party disclosing information in connection with (i)-(iii) shall furnish information to the extent legally required, and shall use reasonable efforts to obtain assurances that confidential treatment will be accorded to the information required to be disclosed.

9.9           All notices, demands, or other communications to be provided pursuant to this Agreement shall be in writing and sent by facsimile, electronic mail, or by Federal Express or other overnight delivery service for next business day delivery, costs prepaid, to the Parties at the addresses set forth below, or to such other person or address as either Seaton or Congoleum may designate in writing from time to time:
If to Seaton:	Joseph Follis Seaton Insurance Company 200 Metro Center Boulevard Unit 8 Warwick, Rhode Island 02886 Phone: (401) 921-5234 Fax: (401) 921-5238 e-mail: joe.follis@enstargroup.us.com
and

Brian Bendig
Resolute Management, Inc.
New England Division
Two Central Square
Cambridge, MA  02139
Phone:  (617) 234-3812
Fax:      (617) 234-3899
e-mail:  bbendig@resolute-ne.com

and

John S. Favate, Esq.
Hardin, Kundla, McKeon & Poletto, P.A.
673 Morris Avenue
Springfield, NJ  07081
Phone: (973) 912-5222
Fax:     (973) 912-9212
e-mail:  jfavate@hkmpp.com

If to Congoleum:	Howard N. Feist, III Congoleum Corporation 57 River Street Wellesley, MA 02481-2097 Phone: (781) 237-6655 Fax: (781) 237-6880 e-mail: sfeist@alumni.princeton.edu
With a copy to:
Mitchell F. Dolin, Esq.
Marialuisa S. Gallozzi, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, N.W.
Washington, D.C.  20004-2401
Phone:  (202) 662-5210
Fax:      (202) 662-6291
Phone:  (202) 662-5344
Fax:      (202) 662-6291
e-mail:   mdolin@cov.com
e-mail:   mgallozzi@cov.com

and

Richard L. Epling, Esq.
Kerry A. Brennan, Esq.
Pillsbury Winthrop Shaw Pittman LLP
1540 Broadway
New York, NY  10036-4039
Phone:  (212) 858-1649
Fax:      (212) 858-1500
Phone:  (212) 858-1723
Fax:      (212) 858-1500
e-mail:  richard.epling@pillsburylaw.com
e-mail:  kerry.brennan@pillsburylaw.com

9.10           This Agreement may be executed in multiple counterparts, each of which shall constitute an original.  Congoleum will deliver an executed counterpart to Seaton, and Seaton will deliver an executed counterpart to Congoleum.  Each counterpart may be delivered by facsimile or electronic mail transmission, and a faxed or .pdf signature shall have the same force and effect as an original signature.

9.11           This Agreement shall be governed by and construed and enforced in accordance with the applicable laws of the State of New Jersey without giving effect to the rules and principles of conflict of laws under the laws of the State of New Jersey.
IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the dates indicated below.

CONGOLEUM CORPORATION
Debtor-in-Possession

By:	/s/ Howard N. Feist

Name:	Howard N. Feist

Title:	Chief Financial Officer

Witness:	/s/ Shirley A. LeBlanc

SEATON INSURANCE COMPANY

By:	/s/ Brian C. Bendriz

Name:	Brian C. Bendriz

Title:	GC – VP, Resolute Management, Inc., Authorized Agent for Seaton

Witness:	/s/

Dated:	01/29/2010

EXHIBIT 1

UNITED STATES DISTRICT COURT DISTRICT OF NEW JERSEY

Okin, Hollander & DeLuca L.L.P.
Parker Plaza, 400 Kelley Street
Fort Lee, NJ  07024
(201) 947-7500
Paul S. Hollander (PH-2681)

Pillsbury Winthrop Shaw Pittman LLP
1540 Broadway
New York, NY  10036
(212) 858-1000
Richard L. Epling
Kerry A. Brennan

Attorneys for Debtors and Debtors-In-Possession

In re: CONGOLEUM CORPORATION, et, al., Debtors.	Chapter 11 Civil Action No. 09-4371 (JAP) Bankr. Case No. 03-51524

ORDER PURSUANT TO BANKRUPTCY RULE 9019 AND 11 U.S.C. § 363(f) AUTHORIZING AND APPROVING SETTLEMENT AGREEMENT BETWEEN CONGOLEUM CORPORATION AND SEATON INSURANCE COMPANY

The relief set forth on the following pages, numbered two (2) through five (5) is hereby ORDERED.

The Court has considered the Motion for Order Pursuant to Bankruptcy Rule 9019 Authorizing and 11 U.S.C. § 363(f) Approving Settlement Agreement Between Congoleum Corporation and Seaton Insurance Company (the “Motion”), filed by Congoleum Corporation, Congoleum Sales, Inc., and Congoleum Fiscal, Inc., the debtors and debtors-in-possession herein (collectively, the “Debtors”), seeking approval, pursuant to Rules 2002(a)(3), 9014 and 9019 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), 11 U.S.C. § 363(f), and other applicable sections of title 11 of the United States Code, 11 U.S.C. §§ 101 etseq. (the “Bankruptcy Code”), of that certain Settlement Agreement Between Congoleum Corporation and Seaton Insurance Company, dated as of January __, 2010 (the “Settlement Agreement”).1
The Court having found that due, proper and sufficient notice of the Motion was given to (a) the members of the Committees and each such Committee’s counsel; (b) the Futures Representative appointed pursuant to the Bankruptcy Court’s February 18, 2004 Order in the Chapter 11 Case, solely in his capacity as such (the “FCR”) and the counsel for the FCR; (c) Perry Weitz and Joseph F. Rice in their capacity as counsel to the participating asbestos claimants under that certain settlement agreement between Congoleum Corporation and various asbestos claimants, executed as of April 10, 2003, as amended; (d) all other Persons, that, as of the Execution Date, had filed a notice of appearance or other demand for service of papers in the Chapter 11 Case; (e) the United States Trustee; (f) the Collateral Trustee of the Congoleum Collateral Trust established pursuant to a Collateral Trust Agreement dated April 17, 2003; (g) American Biltrite, Inc.; (h) counsel to all known holders of Asbestos-Related Claims as reflected in the claims filed in this case, and claims submitted in connection with the Settlement Between Congoleum Corporation and Various Asbestos Claimants; and (i) all known holders of Asbestos-Related Claims whose counsel is not included within the preceding clause who, as of at least five (5) business days prior to the filing of the Motion, became known through the filing of a proof of claim or otherwise.

The Court having found that the sale of Congoleum’s rights, title and interests in and under the Subject Policy, free and clear of any interests of all Persons pursuant to

1	Capitalized terms used in this Approval Order and not otherwise defined herein shall have the meanings ascribed to such terms in the Settlement Agreement.

section 363(f) of the Bankruptcy Code satisfies one or more of the standards set forth in section 363(f)(1) through (5); that Congoleum and Seaton Insurance Company (“Seaton”) negotiated at arm’s length and in good faith to reach agreement on the matters resolved by the Settlement Agreement; and that the purchase by Seaton of all Congoleum’s rights, title and interests in and under the Subject Policy, free and clear of any interests of all Persons, is in good faith.

Following notice and a hearing at which all interested parties were given an opportunity to be heard, objections to the Motion, if any, have been resolved by agreement or are hereby overruled, and after due deliberation and sufficient cause appearing therefore, it is hereby
ORDERED, ADJUDGED AND DECREED AS FOLLOWS:
1.      The notice of the Motion constitutes due, sufficient and timely notice of the Motion, the hearing, and the Settlement Agreement.
2.      The Motion is hereby granted and the Settlement Agreement is hereby approved in its entirety, and all objections and/or reservations of rights that have not been withdrawn, resolved, waived, or settled are hereby overruled.
3.      Each of the Debtors is hereby authorized to enter into and perform the Settlement Agreement; and to execute such documents and do such acts as are necessary or desirable to carry out the transactions contemplated by the Settlement Agreement.
4.      Pursuant to sections 363(b)(1) and 363(f) of the Bankruptcy Code, Congoleum is hereby authorized to sell to Seaton, all of Congoleum’s interests in and under the Subject Policy, free and clear of any interests of all Persons.
5.      Seaton shall pay the Settlement Amount pursuant to the terms of the Settlement Agreement, and Congoleum shall maintain the Settlement Amount in the segregated interest-bearing account described in the Settlement Agreement, subject to further disposition as set forth in and permitted by the Settlement Agreement.

6.      Upon payment of the Settlement Amount by Seaton pursuant to the terms of the Settlement Agreement, Seaton shall be deemed to be a “good faith purchaser” under section 363(m) of the Bankruptcy Code of Congoleum’s interests in and under the Subject Policy and is entitled to the protections provided by such designation without further order of this Court.
7.      Pursuant to section 105(a) of the Bankruptcy Code and in aid of the effectuation of the free-and-clear sale of Congoleum's interests in and under the Subject Policy, all Persons are hereby enjoined from asserting any claims and/or interests of any kind or nature with respect to the Subject Policy against Seaton and its property and assets, including the Subject Policy.
8.      This Order shall be binding upon all Persons and their respective successors and assigns, and this Order shall inure to the benefit of the Parties and their respective successors and assigns, without further order or action.
9.      The Debtors are hereby authorized, empowered, and directed to designate Seaton as a Party receiving the benefit of any injunction entered pursuant to Section 524(g) of the Bankruptcy Code pursuant to a plan of reorganization; provided, however, that the entry of an injunction pursuant to Section 524(g) is neither a condition nor a requirement of the Settlement Agreement.
10.           The Settlement Agreement and other related documents may be modified, amended, or supplemented by the parties thereto, in a writing signed by such parties in accordance with the terms thereof, without further order of the Court, provided that (a) any such modification, amendment, or supplement is not material; and (b) to the extent practicable, notice of any modification, amendment, or supplement should be delivered to (i) the Committees, (ii) the FCR, and (iii) the U.S. Trustee at least five (5) days prior to the effective date of any such modification, amendment, or supplement.
11.      The Court shall retain exclusive jurisdiction over any proceeding that involves the validity, application, construction, modification or termination of the Settlement Agreement and this Approval Order, and may make such further orders with respect thereto as are proper and appropriate.